United States securities and exchange commission logo





                              January 8, 2021

       Shannon Drake
       General Counsel and Chief Legal Officer
       Aveanna Healthcare Holdings, Inc.
       400 Interstate North Parkway SE
       Suite 1600
       Atlanta, GA 30339

                                                        Re: Aveanna Healthcare
Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Filed December 11,
2020
                                                            CIK 0001832332

       Dear Mr. Drake:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Submitted December 11, 2020

       Industry and Market Data, page iv

   1.                                                   Your statements that
(i) you have not independently verified any of the data from third party sources, (ii)
that that there can be no assurance as to the accuracy or completeness of such information and
(iii) that investors are cautioned not to give undue weight to these estimates and
information may imply an inappropriate disclaimer of responsibility with respect to the third
party information. Please either delete these statements or specifically state that you are
liable for such information.
       Prospectus Summary, page 1
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FirstName  LastNameShannon
Aveanna Healthcare Holdings,Drake
                            Inc.
Comapany
January    NameAveanna Healthcare Holdings, Inc.
        8, 2021
January
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2. Please revise your summary to eliminate repetitive disclosure, focus on the material aspects of your offering and balance the positive aspects of your business with a similarly prominent discussion of risks, challenges and costs associated with your revenue
         growth.Please note, the summary should not include a lengthy description of the company's business, business strategy,market or sponsors. This detailed information about your operations, your executive team's prior accomplishments and sponsors is better suited for the body of the prospectus.
3. Please revise your disclosure to provide the basis for your statements that you are the national leader in pediatric home health, that you have a leading position in many of your markets, that your home care platform and pediatric home health business are leaders in the industry.
4. We note your references here and throughout your prospectus to third party research and a report prepared by Marwood Group, a healthcare regulatory consultant. Please clarify whether you commissioned research from the Marwood Group or any other third-party research referenced in prospectus. If so, please revise your filing to identify such third party and file a consent from such third party. Please see Securities Act Rule 436 and
         Question 233.02 of the Securities Act Rules Compliance and Disclosure Interpretations.
Our Diversified Home Care Platform, page 5

5. We note your disclosure that your payer mix is highly diversified, with no individual payer representing more than 6% of revenue for fiscal year 2019 and that you have enjoyed a long, consistent and predictable trajectory of reimbursement rate increases.
         Please revise to include balancing disclosure that that you cannot control reimbursement rates and investors cannot be assured that reimbursement payments will remain at comparable levels to the present or will be sufficient to cover the costs allocable for patient services.
Recent Acquisitions, page 14

6. Please balance your disclosure of revenues from recently acquired companies with disclosure of consideration and profitability.
Summary Historical and Pro Forma Consolidated Financial Data, page 21

7. We note your presentation of Adjusted Working Capital, which is not consistent with the definition of working capital as defined in the FASB Codification Master Glossary. In this regard, please provide all of the non-GAAP financial measure disclosures required by Item 10(e) of Regulation S-K.
There is a high degree of uncertainty regarding the implementation of the CARES Act and other existing or future stimulus legislation..., page 38

8. We note your disclosures regarding stimulus payments from Pennsylvania. Please revise
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Aveanna Healthcare Holdings,Drake
                            Inc.
Comapany
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         to disclose the amounts received from all states in the aggregate. Quantify any amounts you are required to repay and the amounts for which there is uncertainty.
Use of Proceeds, page 68

9. Please revise to disclose the approximate amount intended to be used for each of the purposes identified. With respect to debt repayments, please refer to Instruction 4 to
         Item 504 of Regulation S-K.
Cares Act, page 87

10. Please revise your disclosure to briefly describe the interim guidance provided by CMS regarding the terms and conditions of the Provider Relief Fund. Please also state whether the Company is presently in compliance with such conditions, or if it expects that any portion of the funds received will be required to be repaid. Evaluation and Measurement of Our Business, page 89

11. We note your presentation of various metrics, including volume, net revenue rate, and cost of patient services rate. Please expand your disclosures to address:
             The reasons why the metric is useful to investors;
             How management uses the metric; and
             Whether there are estimates or assumptions underlying the metric or its calculation, and if so, whether disclosure of these estimates or assumptions is necessary.
         Refer to Release No. 33-10751.
Non-GAAP Financial Measures
Adjusted EBITDA, page 99

12. Given the multiple adjustments made to arrive at Adjusted EBITDA, please expand your disclosures to better address how you determine what items should be adjusted for in your determination of Adjusted EBITDA. Please also tell us how you determined that the following items were not normal, recurring cash operating expenses necessary to operate your business and therefore appropriate to adjust for:
             Sponsor fees;
             Integration costs;
             Incremental compensation, incremental PP&E, and costs of remote workforce enablement included in the COVID-related costs line item;
             Legal and compliance costs included in the Legal costs and settlements associated with acquisition matters line item; and
             Other system transition costs, professional fees and other line item.
         Please refer to Item 10(e) of Regulation S-K as well as the guidance in Questions 100.01 and 102.03 of our Non-GAAP Financial Measures Compliance and
Disclosure
         Interpretations.

Management's Discussion and Analysis
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                            Inc.
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Liquidity and Capital Resources, page 101

13. Your summary of long-term indebtedness obligations on page 104 indicates that almost all of the interest rates on your debt instruments are determined by reference to LIBOR. In this regard, please expand your disclosures to address your plans for transitioning away from LIBOR and the expected impact that discontinuation of LIBOR may have on your liquidity and results of operations. See the Staff statement on the LIBOR transition from July 12, 2019.
Critical Accounting Policies
Patient Accounts Receivable, page 106

14. You disclose that there is no single payer that accounts for more than 10% of your total outstanding patient accounts receivable. You also disclose that you believe the collectability risk associated with Medicaid accounts, which represented 31.7% of patient accounts receivable at December 31, 2019, and Medicaid MCO accounts, which represented 38.9% of patient accounts receivable at December 31, 2019, is limited due to historical collection rates and the fact that the U.S. government is the payer. Please better clarify in your disclosures why you are stating that no single payer accounts for more than 10% of your total outstanding patient accounts receivable while also indicating that the US government as a payer represents over 70% of your patient accounts receivable balance at December 31, 2019.
15. We note that accounts receivable is recorded net of allowances and discounts. Please address what consideration you gave to including Schedule II - Valuation and Qualifying
         Accounts pursuant to Article 12-09 of Regulation S-X.
Goodwill, page 107

16. Goodwill represents $1.2 billion of your $1.6 billion total assets at December 31, 2019, or approximately 77% of your total assets. Of your total goodwill, we note that $1.1 billion is related to the Private Duty Services Segment. We also note the impact that COVID-
         19 had on the PDS segment as discussed on page 14, which included recording a $75.7 million goodwill impairment charges related to the Therapy reporting unit. In this regard please expand your disclosures to address the following for each reporting unit at risk of failing the impairment test:
             The percentage by which fair value exceeded carrying value as of the date of the most recent test;
             The amount of goodwill allocated to the reporting unit;
             A description of the methods and key assumptions used and how the key assumptions were determined;
             A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and
             A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Shannon Drake
FirstName  LastNameShannon
Aveanna Healthcare Holdings,Drake
                            Inc.
Comapany
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        8, 2021
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         Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of Release 33-8350.
Equity, page 110

17. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation.
Our Reimbursement Sources, page 132

18. Please expand your disclosure to discuss the reimbursement arrangements, including the reimbursement model, you have negotiated with the payers identified for each of your services. Please also include a discussion of the primary payers and reimbursement arrangements with respect to your Medical Solutions business.
19. We note your disclosure regarding the number of distinct payers with respect to Medicare and Medicaid MCO. Please provide the same information for the commercial and
         Medicare payers.
Pediatric Home Health Reimbursement, page 133

20. We note your disclosure on page 132 that funding from Medicaid programs and MCOs for your pediatric home health services is unlikely to be targeted as a source of savings for states seeking to alleviate budget pressure and your statements on page 134 that the
         Medicare regulatory and reimbursement outlook is likely stable to positive for home health and hospice services over the next three to five years. Please reconcile these statements with your statement on page 29 that during the past several years, third-party healthcare payers, such as federal and state governments, insurance companies and employers, have undertaken cost containment initiatives and that you expect efforts to impose greater discounts and more stringent cost controls by government and other third-
         party payers to continue, thereby reducing the payments you receive for your services.
Description of Certain Indebtedness , page 175

21. Please revise your disclosure to state the leverage ratios you must maintain in order to permit the unlimited incurrence of incremental loans under the First and Second Lien
         Facilities.
Financial Statements
Consolidated Statements of Operations, page F-5

22. Your disclosures on page 88 indicate that the cost of patient service, excluding depreciation and amortization line item also includes the cost of medical solutions product sales. In this regard, please consider revising the name of this line item so that it does not imply that it only includes the cost of services provided. For example, you could change
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Aveanna Healthcare Holdings,Drake
                            Inc.
Comapany
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         to cost of revenue versus only referring to services.
Note 3. Revenue, page F-17

23. We note the complexities involved in determining amounts ultimately due under reimbursement arrangements with third-party payers and that you may receive reimbursement for healthcare services authorized and provided that is different from your estimates. Please disclose any material revenue adjustments recognized from performance obligations satisfied (or partially satisfied) in previous periods. Refer to ASC 606-10-50-
         12A.

24. Your discussion of the Medical Solutions business on page F-18 indicates that this business generates revenues from the sale of products, specifically medical equipment and nutritional products. Your disclosures on page F-40 in your description of this segment indicate that this segment also provides services. If you have material arrangements under which you are providing both products and services, please provide the disclosures required by ASC 606-10-50-20 regarding the allocation of the transaction price.
Note 11. Shareholders    Equity and Share-Based Compensation, page F-32

25. Please better clarify in your disclosures your accounting for deferred restricted stock units by addressing the following:
             Your disclosures indicate that you have determined that the awards upon grant have characteristics of a liability and therefore you account for them as liabilities until the earlier of settlement or when awards are reclassified to deferred restricted stock units. Please clarify what these characteristics are and whether there are any amounts currently reflected in liabilities related to deferred restricted stock units and whether they are being remeasured to fair value; and We note that you reflect deferred restricted stock units as temporary equity pursuant
             to 480-10-S99-3A. Please disclose what features led to this classification. Please also see the disclosures required by ASC 480-10-S99.
Note 13. Commitments and Contingencies, page F-37

26. We note that there are certain matters for which you have recorded provisions to provide for losses as well as certain matters for which you believe a loss is not probable at this time. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for any of your matters, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made in future filings. Please refer to ASC 450-20-50-3 and 50-4.
Note 16. Segment Information, page F-40

27. Your disclosures state that the CODM evaluates performance using gross margin and field
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January 8, 2021
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         contribution. We remind you that ASC 280-10-50-28 states that if the CODM uses more than one measure of a segment's profit or loss, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in your consolidated financial statements. We also remind you that measures of segment profit or loss other than the one used by the CODM to allocate resources and assess performance are considered non-GAAP measures unless calculated in accordance with US GAAP. Please revise your disclosures as necessary in your notes to the financial statements as well as in
         MD&A.

         Once it is determined which measure should be reported for segment profit or loss, we remind you that the presentation of the total segment profit or loss measure on page 91 in any context other than the ASC 280 required reconciliation in the notes to the financial statements would be the presentation of a non-GAAP financial measure. Please provide the disclosures required by Item 10(e) of Regulation S-K. Refer to Question 104.04 of our
         Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
28. Pursuant to ASC 280-10-50-30(b), please reconcile your segment profit measure to your consolidated loss before income taxes.
Exhibits

29. With reference to disclosures on pages 14, 85, and 129 as well as other descriptions contained in the prospectus, please file the acquisition agreements as exhibits to the registration statement. Refer to Regulation S-K, Item 601(b)(2).
General

30. Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
       You may contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.



FirstName LastNameShannon Drake                                Sincerely,
Comapany NameAveanna Healthcare Holdings, Inc.
                                                               Division of
Corporation Finance
January 8, 2021 Page 7                                         Office of Life
Sciences
FirstName LastName